# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AppTech Payments Corp., CIK 0001070050
CUSIP: 03834B309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5876 Owens Avenue, Suite 100, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 02/04/2025
Filed by CIK 0001065138
Persons authorized to receive notices and communications: Albert L. Lord, c/o AppTech Payments Corp., 5876 Owens Ave., Suite 100, Carlsbad, California (CA), 92008, (706) 707-5959

## Reporting persons
- Albert L. Lord (CIK 0001065138): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 2,838,694; shared voting power 1,838,694; sole dispositive power 2,838,694; shared dispositive power 1,838,694; aggregate amount beneficially owned 2,838,694 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: AppTech Payments Corp.
Address of issuer's principal executive offices: 5876 Owens Avenue, Suite 100, Carlsbad, California (CA), 92008

## Item 2. Identity and Background
Name of person filing: Albert L. Lord, a citizen of the United States of America (the "Reporting Person")
Residence or business address: The business address for Mr. Lord is c/o AppTech Payments Corp., 5876 Owens Ave., Suite 100, Carlsbad, CA 92008.
Present principal occupation or employment: The Reporting Person is an Independent Director of AppTech Payments Corp.
Criminal convictions in the last five years: During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See response to 2(d).
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported in this Schedule 13D were acquired using a combination of personal funds of Mr. Albert L. Lord, assets of The Albert L. Lord Jr. Revocable Trust dated May 10, 2017, The Suzanne D. Lord Revocable Trust dated May 10, 2017, The Albert L. Lord, Jr. 2025 Spousal Estate Reduction Trust dated January 17, 2025, and the Starfish Fund, LLC. Mr. Lord is the trustee of both revocable trusts and the president of the Starfish Fund, LLC, and claims beneficial ownership of the securities held by each. The allocation of funds among these sources is as follows:

o The Albert L. Lord Jr. Revocable Trust and The Suzanne D. Lord Revocable Trust, through a joint brokerage account, invested a total of $350,670 to acquire 538,694 shares of common stock.

o The Albert L. Lord, Jr. 2025 Spousal Estate Reduction Trust invested $1,300,000 to acquire 1,300,000 shares of common stock.

o The Starfish Fund, LLC invested $1,000,000 to acquire 1,000,000 shares of common stock.

No part of the purchase price was financed through borrowings or other forms of indebtedness.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities of the Issuer for investment purposes. Except as otherwise described herein, the Reporting Person does not currently have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, any extraordinary corporate transaction involving the Issuer or any of its subsidiaries, any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, any change in the present board of directors or management of the Issuer, any material change in the present capitalization or dividend policy of the Issuer, or any other material change in the Issuer's business or corporate structure.

However, the Reporting Person reserves the right to develop such plans or proposals in the future and to take any and all actions that they may deem appropriate with respect to their investment in the Issuer, including, without limitation, acquiring additional securities of the Issuer, disposing of some or all of the securities of the Issuer beneficially owned by them, or otherwise changing their intention with respect to any or all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to the Issuer or its securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person may be deemed to beneficially owns an aggregate of 2,838,694 shares of Common Stock of the Issuer (including firm warrants), representing approximately 8.5% of the Issuer's outstanding Common Stock (based on 33,283,329 shares of Common Stock outstanding as of May 14, 2025).

The shares of Common Stock beneficially owned by the Reporting Person include:

o 538,694 shares jointly held by The Albert L. Lord Jr. Revocable Trust dated May 10, 2017 & the Suzanne D. Lord Revocable Trust dated May 10, 2017. The Reporting Person is a co-trustee of each of the trusts and has shared voting and dispositive power for both trusts with his spouse, Suzanne D. Lord, who serves as co-trustee of each trust through which the shares are held. The Reporting Person's children, Albert L. Lord, III and Christina D. DeGuzman, are beneficiaries of the trust. The Reporting Person disclaims beneficial ownership of the shares held in each trust, except to the extent of his pecuniary interest therein;

o 1,300,000 shares held by The Albert L. Lord, Jr. 2025 Spousal Estate Reduction Trust dated January 17, 2025, of which Suzanne D. Lord is the sole trustee and has sole voting and dispositive power. The Reporting Person retains de facto authority over the investment and voting decisions with respect to the shares of Common Stock held by the Trust. As such, the Reporting Person may be deemed to have shared voting and dispositive power of the 1,300,000 shares of Common Stock held by the Trust Suzanne D. Lord, and such shares are included in the total number of shares reported herein. The Reporting Person's children, Albert L. Lord, III and Christina D. DeGuzman, are beneficiaries of the trust. The Reporting Person disclaims beneficial ownership of the shares held by the Trust except to the extent of any pecuniary interest therein; and

o 1,000,000 shares held by Starfish Fund, Inc., a Virginia corporation ("Starfish"), of which the Reporting Person is the President. The directors of Starfish are Albert L. Lord, Jr., Suzanne D. Lord, Albert L. Lord, III, and Christine D. DeGuzman. The Reporting Person may be deemed to have shared voting and dispositive power over the 1,000,000 shares of Common Stock held by Starfish, and such shares are included in the total number of shares reported herein. The Reporting Person disclaims beneficial ownership of the shares held by Starfish except to the extent of any pecuniary interest therein.

The Reporting Person has the right to exercise 5,750,000 warrants which are immediately exercisable into the same amount of Common Stock in accordance with the terms of the Common Stock Purchase Warrants (each a "Warrant" and collectively, the "Warrants") filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to the Current Report filed with the Commission on Form 8-K /A on December 17, 2024; however, each Warrant contains a Beneficial Ownership Limitation (as defined in each Warrant)(the "BOL") in Section 2(d) of each Warrant, which prohibits exercise of the Warrant if the aggregate number of shares of Common Stock owned by the Reporting Person exceed 4.99% of the outstanding shares of Common Stock of the Company following the exercise of the Warrant. While the Reporting person has the right to increase the BOL to 9.99% upon notice to the Issuer, the increase shall not take effect until the 61st day after the notice has been delivered to the Issuer.

As such, the shares underlying the Warrants are not deemed to be beneficially owned by the Reporting Person and have not been included in the calculation of beneficial ownership for purposes of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to 5(a).
Transactions in the class effected during the past sixty days:
The following table sets forth all transactions in the Issuer's Common Stock by the Reporting Person during the 60 days preceding the date of this filing and the 60 days preceding the date the Reporting Person exceeded 5% ownership of shares of Common Stock of the Company on February 4, 2025. All transactions were purchases made in the open market by trusts controlled by the Reporting Person.

Date / Shares Acquired / Price per Share /
-----------/------------------/------------------/------------
05/22/2025 / 33,606 / $0.1219
05/23/2025 / 40,000 / $0.2800
05/27/2025 / 40,000 / $0.3949
05/28/2025 / 40,000 / $0.3313
05/29/2025 / 31,943 / $0.2957
05/30/2025 / 36,571 / $0.3000
06/02/2025 / 6,452 / $0.2900
06/04/2025 / 39,939 / $0.2967
06/06/2025 / 40,000 / $0.2995
06/09/2025 / 30,183 / $0.3000
06/13/2025 / 50,000 / $0.3230

In addition, prior transactions resulting in beneficial ownership above 5% occurred on or before February 4, 2025, as detailed in the Form 4 filed by the Reporting Person on June 9, 2025, including transfers of 1,800,000 shares of common stock and 4,500,000 firm warrants from AFIOS Partners 6 and AFIOS Partners 7 to the trusts and fund controlled by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: The entities listed in Items 5(a)-(b) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person acknowledges that beneficial ownership exceeded 5% of the Issuer's Common Stock on or about February 4, 2025, but a Schedule 13D was not filed at that time. This Schedule 13D constitutes the initial filing by the Reporting Person under Section 13(d) and reflects both historic acquisitions and the most recent acquisitions that further increased beneficial ownership.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person is a co-trustee, along with his spouse, Suzanne D. Lord, of The Albert L. Lord Jr. Revocable Trust dated May 10, 2017, and The Suzanne D. Lord Revocable Trust dated May 10, 2017. These trusts jointly hold 538,694 shares of Common Stock. The Reporting Person shares voting and dispositive power over such shares with his spouse and disclaims beneficial ownership of the shares held in the trusts except to the extent of his pecuniary interest therein. The beneficiaries of the trusts are the Reporting Person's children, Albert L. Lord, III, and Christina D. DeGuzman.

The Reporting Person is the grantor of The Albert L. Lord, Jr. 2025 Spousal Estate Reduction Trust dated January 17, 2025, which holds 1,300,000 shares of Common Stock. The Reporting Person's spouse, Suzanne D. Lord, serves as the sole trustee of the trust and has sole legal voting and dispositive power with respect to the shares. However, the Reporting Person retains de facto authority over investment and voting decisions with respect to the shares held by the trust and therefore may be deemed to share voting and dispositive power over such shares. The Reporting Person disclaims beneficial ownership of the shares held by the trust except to the extent of his pecuniary interest therein. The beneficiaries of the trust are the Reporting Person's children, Albert L. Lord, III, and Christina D. DeGuzman.

The Reporting Person is also the President of Starfish Fund, Inc., a Virginia corporation that holds 1,000,000 shares of Common Stock. The directors of Starfish Fund, Inc. are Albert L. Lord, Jr., Suzanne D. Lord, Albert L. Lord, III, and Christina D. DeGuzman. The Reporting Person may be deemed to share voting and dispositive power over the shares held by Starfish Fund, Inc., and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The securities acquired on February 4, 2025, and June 5, 2025, were pursuant to Share Purchase Agreements that also provided for warrant coverage. A copy of the Share Purchase Agreements are incorporated herein by reference to Exhibits 2.1 and 2.2 to the Form 8-K/A filed by the Issuer with the SEC on December 17, 2024. All Warrants held by the Reporting Person are exercisable as of the date of this filing; however, pursuant to Section 2(d) of each Warrant, the Reporting Person is prohibited from exercising those Warrants in the event the exercise would cause the Reporting Person to own greater than 4.99% of the outstanding shares of Common Stock. The Reporting Person has the option to increase the limit to 9.99% upon notice to the Issuer, which limit will be increased on the 61st day following receipt of the notice by the Issuer. Copies of the Warrants are incorporated herein by reference to Exhibit 10.1, 10.2, 10.3, and 10.4 to the Form 8-K/A filed by the Issuer with the SEC on December 17, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Form 4 filed June 9, 2025
Exhibit 2: Form 4 filed June 16, 2025
Exhibit 3: Joint Filing Agreement
Exhibit 4: Share Purchase Agreement, dated as of December 16, 2024, incorporated herein by reference to Exhibit 2.1 to the Form 8-K/A filed by the Issuer with the SEC on December 17, 2024.
Exhibit 5: Share Purchase Agreement, dated as of December 16, 2024, incorporated herein by reference to Exhibit 2.1 to the Form 8-K/A filed by the Issuer with the SEC on December 17, 2024.
Exhibit 6: Warrant, dated as of December 16, 2024, incorporated herein by reference to Exhibit 10.1 to the Form 8-K/A filed by the Issuer with the SEC on December 17, 2024.
Exhibit 7: Warrant, dated as of December 16, 2024, incorporated herein by reference to Exhibit 10.2 to the Form 8-K/A filed by the Issuer with the SEC on December 17, 2024.
Exhibit 8: Warrant, dated as of December 16, 2024, incorporated herein by reference to Exhibit 10.3 to the Form 8-K/A filed by the Issuer with the SEC on December 17, 2024.
Exhibit 9: Warrant, dated as of December 16, 2024, incorporated herein by reference to Exhibit 10.4 to the Form 8-K/A filed by the Issuer with the SEC on December 17, 2024.

## Signatures
- Albert L. Lord: /s/ Albert L. Lord, Albert L. Lord / Individually (07/03/2025)